Exhibit 21.1

Subsidiaries of Allurion Technologies, Inc.

Name of Subsidiary	Jurisdiction of Incorporation
Allurion France SAS	France
Allurion Middle East Medical Instrument Trading LLC	United Arab Emirates
Allurion UK Ltd.	United Kingdom
Allurion Italy,Srl	Italy
Allurion Spain, Srl	Spain
Allurion Australia Pty Ltd.	Australia
Allurion Mexico S. de R.L de C.V.	Mexico
Allurion Technologies, LLC.	Delaware